UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015.

Commission File Number 001-36433
GasLog Partners LP
(Translation of registrant’s name into English)
Gildo Pastor Center 7 Rue du Gabian MC 98000, Monaco (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

The press release issued by GasLog Partners LP on May 12, 2015 relating to the results of its 2015 Annual Meeting of Limited Partners is included as Exhibit 99.1 and is incorporated herein by reference.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated May 12, 2015

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GASLOG PARTNERS LP,

Date: May 12, 2015	By:	/s/ Andrew Orekar
Name: Andrew Orekar
Title: Chief Executive Officer